UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2019

Commission File Number: 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

5th Floor, 40 Mount Street
North Sydney, NSW, Australia 2060
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Unaudited condensed financial statements of FEC Resources Inc. for the three months ended March 31, 2019

Exhibit 2	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended March 31, 2019 of FEC Resources Inc.

Exhibit 3	Certification of March 31, 2019 filings – CEO

Exhibit 4	Certification of March 31, 2019 filings - CFO

Exhibit 5	Press Release Dated December 21, 2018

Exhibit 6	Press Release Dated January 7, 2019

Exhibit 7	Press Release Dated January 18, 2019

Exhibit 8
Amended and Restated Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2018, including Certifications of CEO and CFO as filed January 18, 2019

Exhibit 9	Form 51-101F5 - Notice of Ceasing to Engage in Oil and Gas Activities as filed January 18, 2019

Exhibit 10	Press release Dated January 24, 2019

Exhibit 11	Form 51-105F1 - Notice - OTC Issuer Ceases to be an OTC Reporting Issuer as filed February 18, 2019

Exhibit 12	Press release Dated May 17, 2019

Exhibit 13	Notice of Meeting and Record Date dated April 26, 2019

Exhibit 14	Notice of Meeting Dated May 21, 2019

Exhibit 15	Mangagement Information Circular Dated May 21, 2019

Exhibit 16	Form of Proxy dated May 21, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: May 31, 2019
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

  Exhibit 1

FEC RESOURCES INC.
Condensed Interim Financial Statements

For the three months ended March 31, 2019
(Expressed in United States dollars)
Unaudited

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements for FEC have been prepared by management in accordance with International Financial Reporting Standards.  These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company’s auditors.  The Company’s Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company’s independent auditor has not performed a review of these interim condensed financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

FEC RESOURCES INC.
CONDENSED STATEMENT OF FINANCIAL POSITION
Expressed in United States Dollars
UNAUDITED

As at:	March 31 2019	December 31 2018

ASSETS
Current assets
Cash	$169,481	$228,991
Receivables	2,168	2,045
Prepaid expenses	3,740	6,555
	$175,389	237,591

Non-current assets
Equipment	270	292
Investment in Forum Energy Limited (Note 9)	1,665,000	1,665,000
	$1,840,659	$1,902,883
LIABILITIES

Current liabilities
Trade and accrued payables (Note 6)	$53,974	$55,822
	53,974	55,822

Shareholders’ Equity
Share capital (Note 5)	16,732,397	16,732,397
Contributed surplus (Note 5)	3,058,063	3,058,063
Deficit	(18,003,775)	(17,943,399)
	1,786,685	1,847,061
	$1,840,659	$1,902,883

The accompanying notes to the interim condensed consolidated financial statements are an integral part of these statements.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Paul Wallace"	"Lyle Brown"
Director	Director

FEC RESOURCES INC.
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars
UNAUDITED

	Three Month Period Ended
	March 31, 2019	March 31, 2018
General and administration expenses
General and administration (Note 7)	$61,334	$43,616
Operating loss	(61,334)	(43,616)
Interest income	958	1,130
Net and Comprehensive (loss) income	$(60,376)	$(42,486)

Earnings (loss) per common share
- Basic and diluted	$-	$-

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
Expressed In United States Dollars
UNAUDITED
For the three months ended March 31, 2019

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Total comprehensive (loss) for the period	-	-	(60,376)	(60,376)
Balance March 31, 2019	$16,732,397	$3,058,063	$(18,003,775)	$1,786,685

For the three months ended March 31, 2018

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2018	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive (loss) for the period	-	-	(42,486)	(42,486)
Balance March 31, 2018	$16,732,397	$3,058,063	$(17,768,220)	$2,022,240

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
CONDENSED STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
UNAUDITED

	For the three months ended
	March 31 2019	March 31 2018
Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the period	$(60,376)	$(42,486)

Non-cash items included in income (loss)
Amortization	22	32
	(60,354)	(42,454)
Changes in working capital related to operating activities
Accounts receivable	(123)	(297)
Prepaid expenses	2,815	3,374
Accounts payable and accrued liabilities	(1,848)	1,462
Net cash used by operating activities	844	(37,915)
Net (decrease) increase in cash	(59,510)	(37,915)
Cash – beginning of the period	228,991	425,148
Cash – end of the period	$169,481	$387,233

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
March 31, 2019
(Stated in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEP”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At March 31, 2019, the Company has a 6.8% interest in FEP.

The principal address of the Company is 5th Floor, 40 Mount Street, North Sydney, Australia, NSW 2060. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 27 Brixton Street, Barangay Kapitolyo, Pasig City, Metro Manila, Philippines 1603.

Note 2 Basis of Preparation

a)	Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the years ended December 31, 2018 and 2017.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2018.

The condensed interim financial statements were authorized for issue by the Board of Directors on May 24, 2019.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
March 31, 2019
(Stated in United States Dollars)

Note 2 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEP, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEP’s stage of operations and the foreign jurisdiction in which it or FEP may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $18,003,775.
Management considers that the current economic environment is difficult and the outlook for holding companies invested in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms.  Currently management has no plans to sell any additional FEP shares.

Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP and also reliant on information permitted for release through a common director, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of its FEP shares.  Management is looking at all options which may include raising funds to operate and participate in future FEP financings and this may be done by way of debt or equity financings.  Given the current share price of the Company, any financings may be  dilutive for some or all of the existing shareholders.

Management has concluded that the combination of these circumstances casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Note 3	Summary of Significant Accounting Policies and Critical Accounts Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2018. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2018. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2018.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
March 31, 2019
(Stated in United States Dollars)

Note 4        Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of March 31, 2019.

New and amended IFRS standards that are effective for the current year

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019.  The Company does not have any lease agreements and the adoption of this standard did not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019.  The adoption of IFRIC 23 did not have any impact on the Company’s financial statements

Note 5     Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance March 31, 2019 and December 31, 2018	409,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

Note 6     Related Party Transactions and Balances

During the three month period ended March 31, 2019 general and administrative expenses included key management personnel compensation totaling $12,000 (2018: $12,000)

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
March 31, 2019
(Stated in United States Dollars)

Note 67     Nature of Expenses

General and administrative expenses include	March 31, 2019	March 31, 2018
Professional fees	$19,890	$3,266
Bank charges	1,024	794
Listing and filing fees	3,534	6,120
Office and miscellaneous	5,720	6,522
Consulting (Note 6)	27,000	27,000
Amortization	22	32
Foreign exchange	4,144	(118)
	$61,334	$43,616

Note 8     Earnings (Loss) Per Share

Weighted Average Number of Common Shares

	March 31, 2019	March 31, 2018
Weighted average number of common shares (basic and diluted)	409,143,765	409,143,765

Note 9     Investment in FEP

i) Investment in FEP

The investment in FEP is summarized as follows:

Balance March 31, 2019 and December 31, 2018	5,550,200	$1,665,000

As at March 31, 2019 the Company’s interest in FEP was 6.80% (December 31, 2018 – 6.80%).

FEP’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notifies FEP that it re-commence exploration.
Determination of fair value

The investment in FEP represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in FEP as Level 3 in the fair value hierarchy.

FEC RESOURCES INC.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
March 31, 2019
(Stated in United States Dollars)

Note 9     Investment in Forum Energy Limited (”FEP”) (continued)

For purposes of determining fair value of the investment in FEP, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEP, management considered the fair value of $1,665,000 previously recorded under IAS 32 – Financial Instruments to be indicative of the fair value of the investment in FEP upon the adoption of IFRS 9 as there have been no changes in the circumstances that would change management’s assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during the period ended March 31, 2019.

Note 10     Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Exhibit 2
FEC RESOURCES INC. (the “Company”)
MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED MARCH 31, 2019
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS IS PROVIDED AS OF MAY 24, 2019 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE QUARTER ENDED MARCH 31, 2019 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2018.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).
 Forward-Looking Statements
Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by why of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.  Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should Forum Energy find it necessary to raise capital to fund its current and future business, the Company’s interest in Forum Energy may be diluted because the Company is not entitled to participate in such financings and currently does not have the resources to participate if provided the opportunity to do so.  The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
 Overall Performance
Forum Energy Limited (“Forum Energy”)
As at March 31, 2019 the Company held 5,550,000 shares representing a 6.80% interest  (6.80% at December 31, 2018) of the capital of Forum Energy, a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPCO”), Forum (GSEC101) Ltd. and Forum Exploration Inc. (66.67% owned).  Forum Energy and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.
The following information related to PXP or Forum Energy has been provided to the Company by PXP or Forum Energy , as the Company does not have direct knowledge of such information.

PXP holds a 78.98% controlling interest in Forum Energy, with 72.18% held directly and 6.80% held indirectly through its 54.99% shareholding of the Company.  Forum Energy is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) a 66.67% operating interest in SC 40 North Cebu held through Forum Exploration, Inc.; and (c) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through FEPCO.

A summary of Forum Energy’s interests are as follows:
SC block	% interest	Currently Producing
SC72 Recto Bank	70%	No
SC40 North Cebu	66.67%	No
SC14C-1 Galoc	2.27%	Yes
SC6A Octon	5.56%	No
SC6B Bonita	8.18%	No
SC14A Nido	8.46%	Yes
SC14B Matinloc	12.40%	Yes
SC14B-1 N. Matinloc	19.46%	Yes
SC14C-2 W. Linapacan	9.10%	No
SC14D Retention Area	8.16%	No
SC14 Tara	10%	No

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank
Forum Energy’s principal asset is a 70% participating interest in Service Contract 72 (“SC 72”) (previously  Geophysical Survey and Exploration Contract No. 101 (“GSEC101”)), a petroleum license located in the Recto Bank offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with Forum Energy with respect to SC72 (the “JV”).
On 15 February 2010, the GSEC 101 licence was converted to  Service Contract 72 and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfil its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field.

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure since 15 December 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  Forum Energy will have 20 months upon lifting of the Force Majeure to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors the Company’s management estimates the total work be between US$70 million and US$100 million. It is important to note that until an agreement has been reached as anticipated under the MOU referred to below with a Chinese partner Forum Energy’s share of the cost cannot be determined.

On July 12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. However, China has rejected the ruling. Although there are ongoing discussions between the two countries it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.
In October 2018, Forum Energy started the Broadband and Pre-Stack Depth Migration (”PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor.  The Sampaguita 3D was acquired in 2011 and has an area of 565 sq km.  The reprocessing work is expected to cost around US$490,000, including quality control supervision, and will be completed in the 2nd quarter of 2019.  The 2019 work program and budget submitted to the DOE includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled on lifting of the Force Majeure.
On November 20, 2018, a Memorandum of Understanding (“MOU”) was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.  It was reported that an agreement under this MOU would be reached within twelve monts of its signing. To date there have been no official announcements regarding the progress made.
On December 21, 2018, Forum Energy through Forum (GSEC101) Limited, sent a formal request to the DOE in the Philippnes to lift the Force Majeure imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this  Management Discussion and Analysis, neither Forum Energy nor Forum (GSEC101) Limited have received a decision from the DOE.

SC 40  North Cebu
A 100% operating interest in SC 40 is held by Forum Energy’s 66.67% owned subsidiary Forum Exploration Inc.
SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad gas field and several other prospects.
A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The survey was divided into two (2) parts: grid and traverse. The grid program was designed with the objective of locating the apex of a high trend in the Dalingding area that was identified in previous gravity surveys. The traverse program, on the other hand, aimed to define faults through forward modeling and determine whether the mapped central depression is a graben or a trough.

The interpretation of the gravity data will be carried out in two stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. The final report for this work was submitted in late 2018. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the Forum Energy technical team under Cosine’s quality control supervision. This latter stage will be carried on to the following year. The results will be correlated later with seismic data, where possible.

SC 14 C-1 Galoc
Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.
Gross production for 2018 averaged 3,198 bopd [2017 – 4,003 bopd].  FEPCO’s share is approximately 73 bopd [2017 – 91 bopd]. For Q1 2019, the average gross production was 2,140 bopd [2018 – 3,473 bopd] wherein FEPCO’s share is approximately 49 bopd [2018 – 79 bopd].
On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources, acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (GPC) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.
Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019. The first lifting was completed on January 5, 2019 with a volume of 380,512 bbls.  The next two liftings will be in May and November 2019.

The Consortium led by GPC is determined in extending the field life and optimizing the production performance of the Galoc Field.  One of the planned activities for 2019 includes the installation of a Condensate Recovery Unit (“CRU”) onboard the Floating Production, Storage, and Offloading (“FPSO”) tanker that is capable of recovering 15-20 barrels of condensate for every 1 million cubic feet of gas produced, while reducing Greenhouse Gas (CO2) emissions by 20-30%.

SC 6A Octon
SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon field.

In 2017, the SC 6A Consortium headed by Philodrill carried out a reprocessing of some 508 sq. km of 3D seismic data using Pre-Stack Depth Migration (“PSDM”), which was then followed by a re-run of the quantitative QI study that was earlier undertaken on the 3D dataset using Pre-Stack Time Migration (“PSTM”) processing. The QI work was completed in Q1 of 2018.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The forward program for the northern block will progress the mapping and understanding of the channel system in the area by doing additional attribute studies to identify and mature a drilling location in the area.

SC 6B Bonita
SC 6B Bonita convers an area of 533 square kilometers and contains the Bonita field.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.  Subsequently, a seismic reprocessing program over East Cadlao and Cadlao Field will now be undertaken.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, Forum Energy’s interest in SC 6B has increased to 8.182%.

SC 14A [Nido], SC 14B [Matinloc] & SC14B-1 [N. Matinloc]
Total production from the three fields for 2018 was 94,790 barrels (2017 - 125,755) for an average of 260 bopd (2017 – 345).  The portion of production attributable to Forum Energy was 9,722 barrels (2017 – 13,538).  Production in the Nido, Matinloc, and North Matinloc continued only until April 2019. From January to April 2019, the total production was 22,172 barrels [January to April 2018 – 38,671 barrels] for an average of 185 bopd [January to April 2018 – 322 bopd]. For January to April 2019, the production attributable to Forum Energy was 1,938 barrels [January to April 2018 – 4,059 barrels]. The Nido Field accounted for 93.06% of the total and the Matinloc Field contributed the remaining 6.94%.  Shell Philippines remained as the sole buyer for the crude.

The SC 14A and 14B joint ventures plan to plug and abandon (P&A) the remaining nine (9) wells at the Nido, Matinloc, and North Matinloc Fields within the second quarter of 2019.  These fields have already reached their end of life, having been in production since the late 70’s-early 80’s. The P&A operation started  in April 2019 and is expected to last for 54 days.

SC14C-2 West Linapacan
Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan structures.

In 2018, the joint venture headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

For 2019, the SC 14C-2 and SC 74 Consortia will jointly conduct a Rock Physics and Quantitative Interpretation program over the Linapacan and West Linapacan blocks, which aims to predict lithology and fluid content in the main carbonate reservoir through the integration of existing seismic, geological, and well data.  There are several Phases to the project, the first one being the feasibility study, which is heavily-based on the well data. This Phase was started in April 2019 and is expected to be completed by end of May 2019.

Other sub-blocks in SC6 and SC14
Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.
Forum Energy Objectives and Strategy
The core objective of Forum Energy is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.
Forum Energy plans to achieve this by:
•	Development of SC72
•	Continued participation in Galoc
•	Continued review of exploration blocks to identify potential drilling targets
•	Continued review of administrative expenses

Risk factors specific to Forum Energy
The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:
•
Forum Energy’s cash inflows are dependent on the Galoc Field production and the economic life of this field is expected to end in 2021.  Forum Energy’s operations do not generate sufficient cash to fund new exploration work; so in the event Forum Energy issued new capital to fund  these costs, the Company’s interest in Forum Energy will be diluted

•	Forum Energy is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in Forum Energy
•	Forum Energy’s interest in its main asset SC72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute.
•	Further exploration work has to be completed on SC72 and SC40 to confirm the value of the resources within these properties.

•
In March 2017 Forum Energy, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.  The balance outstanding at the end of 2017 was approximately US$5.5 million.  The loan facility has a term of three years and bears interest at LIBOR + 3.5% per annum.  There is no certainty that this loan facility will be renewed, in which case Forum Energy may issue new shares to settle this amount outstanding. Terms of the loan agreement do not include any right for PXP to convert an unpaid amount into new shares of Forum Energy.

For further details regarding Forum Energy, see its 2017 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history
Please note that Forum Energy is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the Forum Energy financial statement package for 2018 is not expected to be available until Q3 of 2019.

Selected Annual Financial Information
Selected Financial Data
	Year Ended 12/31/18	Year Ended 12/31/17	Year Ended 12/31/16
Revenue	$-	$-	$-
Net (loss) income	$(217,665)	$1,803,036	$(249,569)
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	409,143,765	411,274,913
Working Capital	$181,769	$399,308	$261,094
Long-Term Debt	$-	$-	$-
Shareholders’ Equity/(Deficiency)	$1,847,061	$2,064,726	$261,690
Total Assets	$1,902,883	$2,098,671	$320,326
Results of Operations
The accounts show a loss for the quarter ended March 31, 2019 of $60,376 or $0.00 per share, versus a loss of $42,486, for the same period in 2018.  The difference was mainly because of the increase in professional fees $16,624.

General and Administration expense were $61,334 for the quarter ended March 31, 2019 versus $43,616 for the same period in 2018.  Overall expenses were higher than those experienced in the previous year mainly due to an increase in professional fees.  Professional fees were $19,890 for the quarter ended March 31, 2019 versus $3,266 for the same period in the previous year due to costs resulting from a shareholder complaint.  Listing and filing fees were $3,534 for the quarter ended March 31, 2019 versus $6,120 for the same period in the previous year.  The decrease was due to the fees associated with the application for the removal of the cease trade order aginst the Company in Alberta and British Columbia in 2018.   For the quarter ended March 31, 2019 foreign exchange loss was $4,144 versus a gain of $118 for the quarter ended March 31, 2018.
Balance Sheet
The Company’s current assets were $175,389 at March 31, 2019 versus $237,591 for the year ended December 31, 2018. The difference is mainly a result of the higher cash balance on December 31, 2018. The Company’s assets reflect the investment in  Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share.
The investment in Forum Energy represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in Forum energy as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in Forum Energy, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in Forum energy, management considered the fair value of $1,665,000 previously recorded under IAS 32 – Financial Instruments to be indicative of the fair value of the investment in Forum Energy upon the adoption of IFRS 9 as there have been no changes in the circumstances that would change management’s assessment of fair value.
The determination of fair value was based upon the most recent third party financing that took place while SC 72 was under force majeure.

There were no transfers between level 3 and the other levels in the hierarchy during the period ended March 31, 2019.

PROPERTY, PLANT AND EQUIPMENT
Computer Equipment	March 31 2019
Cost
Opening Cost	$15,543
Additions	-
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,251)
Charge for the year	(22)
Ending Accumulated Depreciation	(15,273)

Carrying Value	$270
Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	1st Qtr 19	4th Qtr 18	3rd Qtr 18	2nd Qtr 18	1st Qtr 18	4th Qtr 17	3rd Qtr 17	2nd Qtr 17
(Loss) Income	(60)	(75)	(47)	(53)	(43)	(53)	(31)	(37)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital position at March 31, 2019 was $121,415 versus $181,769 at December 31, 2018 and shareholders’ equity was $1,786,685 at March 31, 2019 (December 31, 2018: $1,902,883).
Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. In the past to the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the quarter ended March 31, 2019 was $59,510 versus $37,915 for the same period in 2018 mainly as a result of the differences described  above.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its Forum Energy shares and will be reliant on debt or equity issuances for future funding requirements.
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.
Transactions with Related Parties
During the quarter ended March 31, 2019, general and administrative expenses included key management personnel compensation totaling $12,000 (2018: $12,000).
Critical Accounting Estimates and Judgments
The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The determination of the fair value of the Company’s investment in Forum energy is a significant accounting estimate.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i) Deferred tax assets and liabilities
Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2018.

New and amended IFRS standards that are effective for the current year

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard did not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019.  The adoption of IFRIC 23 did not have any impact on the Company’s financial statements.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analyis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at March 31, 2019, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at March 31, 2019, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b) Credit Risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $169,481 (December 31, 2018: $228,991) and receivables of $2,168 (December 31, 2018: $2,045).

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of Forum Energy should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of Forum Energy shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At March 31, 2019 the Company’s accounts payable and accrued liabilities were $53,974, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

d) Dilution Risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in Forum Energy should it either need to sell shares of Forum Energy to raise operating funds, or not participate in any future share issuance financings undertaken by Forum Energy.  Currently there are no plans to sell any of the Company’s Forum Energy shares to fund opertations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

Other Risk Factors

As a holding company with an interest in Forum Energy, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with Forum Energy’s stage of operations and the foreign jurisdiction in which it or Forum Energy may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
Since the delisting of Forum Energy from the London Stock Exchange, there is no liquidity via a public market  for the Forum Energy shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of Forum Energy and also reliant on information permitted for release through a common director, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of its Forum Energy shares .  Management is looking at all options which may include raising funds to operate and participate in future Forum Energy financings and this may be done by way of debt or equity financings.  Given the current share price of the Company, any financings may be extremely dilutive.
Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.. Currently the Company has no debt. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at March 31, 2019, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures.
GENERAL AND ADMINISTRATIVE EXPENSES INCLUDE	March 31, 2019	March 31, 2018
Professional fees	$19,890	$3,266
Bank charges	1,024	794
Listing and filing fees	3,534	6,120
Office and miscellaneous	5,720	6,522
Consulting	27,000	27,000
Amortization	22	32
Foreign exchange	4,144	(118)
	$61,334	$43,616

Other MD&A Requirements
Disclosure of Outstanding Share Data
As At March 31, 2019
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at March 31, 2019	Number Issued and Outstanding as at December 31, 2018
Common Shares	NPV	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at March 31, 2019.
There were no options outstanding as at March 31, 2019.  There were no warrants outstanding as at March 31, 2019.

Additional information on the Company is available at www.sedar.com.

Outlook
SC72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments.  Forum Energy has been unable to proceed with the SC72 exploration work programme due to this maritime dispute.  On March 4, 2015 the DOE imposed a Force Majeure on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the Force Majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the Force Majeure.
On November 20, 2018, a Memorandum of Understanding (“MOU”) was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.  Whilst this is a positive development at this time SC72 remains subject to the Force Majeure order.
On December 21, 2018, Forum Energy Limited through Forum (GSEC101) Limited sent a formal request to the DOE to lift the Force Majeure imposed on SC 72.  A contingent revised work program and budget covering 2019 - 2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  The outcome is unknown as at the date of this amended Management Discussion and Analysis.
Forum Energy anticipates lower revenues from the Galoc oil field due to the normal decline in production as Galoc reaches its end of life.  The recent collapse in the price of oil will affect profitability and revenues for the coming months and until oil prices rebound.  At the beginning of the year Forum Energy anticipated Galoc would be profitable for another 2 to 3 years.  The Galoc field may yet go into Phase III development in the near future.  However, this remains a contingent programme.  Until oil prices rebound and the consortium decides to go ahead with the approved work program Phase III will remain on hold.  To date there has been no update on whether it will proceed or not.
As was highlighted in the latest audited financial statements, the Company has limited cash resources and will require additional capital to allow it to continue to trade or invest in new projects. The Company is currently reviewing the available options.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 3
FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Paul Wallace, President and Chief Executive Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended March 31, 2019.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented

Date:  May 24, 2019
“Paul Wallace” Paul Wallace President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 4
FORM 52‑109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE
I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended March 31, 2019.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  May 24, 2019
“Paul Wallace” Paul Wallace Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 5

FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

Forum Energy Requests Lifting of Force Majeure

Dateline: North Sydney, Australia
Ticker: “FECOF”
Date: December 27, 2018

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) wishes to advise shareholders that it has today been made aware that Forum Energy Limited through Forum (GSEC101) Limited has sent a formal letter of request to the Department of Energy in the Philippines to lift the Force Majeure imposed on Service Contract 72 Recto Bank.

An extract from the letter provided to the Philippine Stock Exchange reads as follows:

“December 21, 2018

PHILIPPINE STOCK EXCHANGE, INC.
6/F Philippine Stock Exchange Tower
5th Avenue corner 28th Street
Bonifacio Global City, Taguig City

Attention: MS. JANET A. ENCARNACION
Head, Disclosure Department

Gentlemen:

PXP Energy Corporation (“the Company” or “PXP”) wishes to inform the Exchange that Forum (GSEC 101) Limited (“Forum GSEC”), has sent a letter of request today to the Department of Energy to lift the Force Majeure imposed on Service Contract 72 (“SC72”) Recto Bank.

Forum Energy Limited (“Forum”), in which PXP holds a direct and indirect interest of 78.98%, has a 70% participating interest in SC 72 located in Northwest Palawan, through its wholly-owned subsidiary Forum GSEC.  PXP has a total economic interest of 53.1% in SC 72.

Very truly yours,
(signed)
Mark H. Rilles
Finance Controller”

FEC’s major asset is a 6.8% shareholding in Forum Energy Limited

On behalf of the Board of,
FEC Resources, Inc.
Paul Wallace
President

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any natural resources that may be located, variations in the market price of any natural resource products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce natural resources from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and its most recent quarterly reports filed with the United States Securities Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.
For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com

Exhibit 6
FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC PROVIDES MAP OF VARIOUS PHILIPPINE OIL AND GAS PROPERTIES

Dateline: North Sydney, Australia
Ticker: “FECOF”
Date: January 4, 2019

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) provides the attached map to aid shareholders in gaining an understanding of the relevant geographical location of the various Philippine oil and gas properties in which FEC has an interest in at December 31, 2018 through its 6.8% shareholding in Forum Energy Limited.  The map also shows two properties, SC 74 and SC 75, in which FEC’s parent company, PXP Energy Corporation holds a direct interest in.

FEC’s major asset is a 6.8% shareholding in Forum Energy Limited

On behalf of the Board of,
FEC Resources, Inc.
Paul Wallace
President

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com

Forum Energy and PXP Properties 31st December 2018

WEST PHILIPPINE SEA
SC 6 & SC 14
SC 74
SC 75
SC 72
MINDORO
SC 40
CEBU
PALAWAN
ForumEnergy
NW PALAWAN
CONTRACT AREAS
SC 14C1
SC 6A
SC 14C2
SC 6B
SC 14B
Cadlao
SC 14A

NB: SC74 and SC75 are properties in which PXP has a direct interest , Forum Energy has a direct interest in all the other properties shown on this diagram.

1

Exhibit 7

FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC FILES AMENDED AND RESTATED MD&A FOR Q3 OF 2018

Dateline: North Sydney, Australia
Ticker: “FECOF”
Date: January 18, 2019

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) reports that it has amended and restated and filed Management Discussion and Analysis (“Amended and Restated MD&A”) for the third quarter ended September 30, 2018.

This Amended and Restated MD&A was filed at the request of the Alberta Securities Commission following their review of FEC’s continuous disclosure filings.  The nature and substance of the principal changes reflected in the Amended and Restated MD&A are as follows:

•
To improve disclosure of the business of Forum Energy Ltd (“FEP”), a private corporation in which FEC holds a 6.8% interest, by providing more clarity on each of the oil and gas service contract blocks in the Philippines in which FEP has an interest and by removing certain out-of-date or irrelevant disclosure about such blocks.

•	To provide more clarity on the business-related and other risk factors which FEC believes could materially affect its future performance.

On behalf of the Board of,
FEC Resources, Inc.
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com

Exhibit 8
FEC RESOURCES INC. (the “Company”)
AMENDED AND RESTATED MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED SEPTEMBER 30, 2018
(all funds in US dollars unless otherwise stated)
  THE FOLLOWING AMENDED AND RESTATED MANAGEMENT DISCUSSION AND ANALYSIS IS PROVIDED AS OF JANUARY 18, 2019 AND IS INTENDED TO AMEND AND RESTATE THE COMPANY’S PRIOR MANAGEMENT DISCUSSION AND ANALYSIS WHICH WAS DATED NOVEMBER 29, 2018 AND SHOULD BE READ IN CONJUNCTION WITH THE CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES FOR THE QUARTER ENDED SEPTEMBER 30, 2018 AND THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2017.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”).
 Forward-Looking Statements
Certain statements in this amended and restated MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by why of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.  Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein.  The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand.  The reader is also cautioned that should Forum Energy find it necessary to raise capital to fund its current and future business, the Company’s interest in Forum Energy may be diluted because the Company is not entitled to participate in such financings and currently does not have the resources to participate if provided the opportunity to do so.  The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.
Overall Performance
Forum Energy Limited (“Forum Energy”)
As at September 30, 2018 the Company held 5,550,000 shares representing a 6.80% interest  (6.80% at December 31, 2017) of the capital of Forum Energy, a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPCO”), Forum (GSEC101) Ltd. and Forum Exploration Inc. (66.67% owned).  Forum Energy and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share.  At the same date an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  The Company did not participate in this financing transaction.  These two transactions resulted in the dilution of the Company’s interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 the Company sold 1,000,000 Forum Energy shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares the Company’s interest in Forum Energy was reduced to 6.80%.

The following information related to PXP or Forum Energy has been provided to the Company by PXP or Forum Energy , as the Company does not have direct knowledge of such information.

PXP holds a 78.98% controlling interest in Forum Energy, with 72.18% held directly and 6.80% held indirectly through its 54.99% shareholding of the Company.  Forum Energy is  a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) a 66.67% operating interest in SC 40 North Cebu held through Forum Exploration, Inc.; and (c) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through FEPCO.

A summary of Forum Energy’s interests are as follows:
SC block	% interest	Currently Producing
SC72 Recto Bank	70%	No
SC40 North Cebu	66.67%	No
SC14C-1 Galoc	2.27%	Yes
SC6A Octon	5.56%	No
SC6B Bonita	8.18%	No
SC14A Nido	8.46%	Yes
SC14B Matinloc	12.40%	Yes
SC14B-1 N. Matinloc	19.46%	Yes
SC14C-2 W. Linapacan	9.10%	No
SC14D Retention Area	8.16%	No
SC14 Tara	10%	No

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank
Forum Energy’s principal asset is a 70% participating interest in Service Contract 72 (“SC 72”) (previously  Geophysical Survey and Exploration Contract No. 101 (“GSEC101”)), a petroleum license located in the Recto Bank offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with Forum Energy with respect to SC72 (the “JV”).
On 15 February 2010, the GSEC 101 licence was converted to  Service Contract 72 and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfil its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field.

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure since 15 December 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  Forum Energy will have 20 months upon lifting of the Force Majeure to drill two commitment wells.

On July 12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. However, China has rejected the ruling. Although there are ongoing discussions between the two countries it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.
In October 2018, Forum Energy started the Broadband and Pre-Stack Depth Migration (”PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor.  The Sampaguita 3D was acquired in 2011 and has an area of 565 sq km.  The reprocessing work is expected to cost around US$490,000, including quality control supervision, and will be completed in the 2nd quarter of 2019.  The 2019 work program and budget submitted to the DOE includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled on lifting of the Force Majeure.

On November 20, 2018, a Memorandum of Understanding (“MOU”) was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.
On December 21, 2018, Forum Energy through Forum (GSEC101) Limited, sent a formal request to the DOE in the Philippnes to lift the Force Majeure imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this amended and restated Management Discussion and Analysis, neither Forum Energy nor Forum (GSEC101) Limited have received a decision from the DOE.
SC 40  North Cebu
A 100% operating interest in SC 40 is held by Forum Energy’s 66.67% owned subsidiary Forum Exploration Inc.
SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers and area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad gas field and several other prospects.
A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The survey was divided into two (2) parts: grid and traverse. The grid program was designed with the objective of locating the apex of a high trend in the Dalingding area that was identified in previous gravity surveys. The traverse program, on the other hand, aimed to define faults through forward modeling and determine whether the mapped central depression is a graben or a trough.  Processing and interpretation of the gravity data are ongoing and will be completed before the end of the year.

The processing and interpretation of the gravity data will be carried out in two stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. The final report for this work will be submitted before the end of the year. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the Forum Energy technical team under Cosine’s quality control supervision. This latter stage will be carried on to the following year. The results will be correlated later with seismic data, where possible.

Forum Energy will start planning for the drilling of an onshore well, Dalingding-2, in 1Q 2020. Forum has engaged the services of an operations geologist to prepare the geological program and prospect montage.  The Dalingding Prospect is a reefal structure defined by seismic with Barili Limestone as the primary target. A well, Dalingding-1, was drilled by Cophil Exploration in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft.  Following Forum Energy’s recent re-evaluation of the prospect, it was concluded that Dalingding-1 did not reach the Barili target, which is estimated at 1,740 ft, or 232 ft below the well’s total depth.  The current plan is to drill a well down to at least 2,000 ft to penetrate the Barili and secondary targets underneath.

SC 14 C-1 Galoc
Block C-1 Galoc has an area of 164 square kilometeres and contains the producing Galoc Oil Field Development.
Gross production for 2018 averaged 3,198 bopd [2017 – 4,003 bopd].  FEPCO’s share is approximately 73 bopd [2017 –91 bopd]. In 2016 the Galoc Consortium drilled the Galoc-7 well and after review of the results in light of low crude oil prices decided to temporarily suspend all activities related to this new phase III.  Efforts will be concentrated on optimizing production from existing wells to sustain profitability.
Three (3) liftings, Cargoes 59, 60, and 61, were completed in January, May, and August 2018, with 1,066,075 barrels exported to refineries in South Korea and Singapore.  The cargoes were sold at an average price of US$74.20 per barrel, which was 35% higher than the average price of US$54.97 per barrel realized in the four (4) liftings completed in 2017.

While Galoc nears the end of its economic life, it is expected that it will be profitable  over the next two to three years, albeit with the normal decline in output associated with its maturity.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019 with the first one in early January 2019.  The next two liftings will be May and September 2019.  There is a plan to install a Condensate Recovery Unit onboard Floating Production Storage and Offtake (the “FPSO”) that will recover 15-20 barrels of condensate for every 1 million cubic feet of gas produced.

SC 6A Octon
SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon field.

In 2017, the SC 6A Consortium headed by Philodrill carried out a reprocessing of some 508 sq. km of 3D seismic data using Pre-Stack Depth Migration (“PSDM”), which was then followed by a re-run of the quantitative QI study that was earlier undertaken on the 3D dataset using Pre-Stack Time Migration (“PSTM”) processing. The QI work was completed in 1Q of 2018.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The forward program for the northern block will progress the mapping and understanding of the channel system in the area by doing additional attribute studies to identify and mature a drilling location in the area.

SC 6B Bonita
SC 6B Bonita convers an area of 533 square kilometers and contains the Bonita field.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.  Subsequently, a seismic reprocessing program over East Cadlao and Cadlao Field will now be undertaken.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, Forum Energy’s interest in SC 6B has increased to 8.182%.

SC 14A [Nido], SC 14B [Matinloc] & SC14B-1 [N. Matinloc]
Total production from the three fields for 2018 was 94,790 barrels (2017 - 127,755) barrels for an average of 260 bopd (2017 – 345).  The portion of production attributable to Forum Energy was 9,855 barrels (2017 – 13,283).  The Nido Field accounted for 54.59% of the total, the Matinloc Field contributed the remaining 45.41%.  Shell Philippines remained as the sole buyer for the crude.  In 2017, most of the production came from the Matinloc Field [53.7%] and Nido [44.7%].
The Nido, Matinloc, and North Matinloc fields are in late-life and cyclical production, meaning intermittent production to allow time for oil to accumulate on top of the reservoir. Aside from production performance of the well, continued production from the three fields is dependent on oil price due to the relatively high operating cost and the ability to share operating expenses.  .The previously planned permanent plugging and abandonment (P&A) of the Libro-1 and Tara South-1 wells was completed in early June 2018. The two wells had been shut-in since 1989 and 1990, respectively.  The P&A program took 41.5 days to complete, including mobilization and demobilization from Labuan to Malaysia.

The joint venture plans to P&A the remaining nine (9) wells at the Nido, Matinloc and North Matinloc Fields within the second quarter of 2019.  These fields have already reached their end of life, having been in production since the late 70’s-early 80’s. The P&A operation will start in April 2019 and is expected to last for 54 days.

SC14C-2 West Linapacan
Block C-2 has an area of 176.5 square kilomters and contains the West Linapacan structures.

In 2018, the joint venture headed by Philodrill completed mapping and interpretation work on the reprocessed PSDM data by DUG in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

For 2019, Philodrill is planning to conduct QI using the reprocessed 3D data and data from previous West Linapacan A and B wells.
Other sub-blocks in SC6 and SC14
Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.

Forum Energy Objectives and Strategy
The core objective of Forum Energy is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.
Forum Energy plans to achieve this by:
•	Development of SC72
•	Continued participation in Galoc
•	Continued review of exploration blocks to identify potential drilling targets
•	Continued review of administrative expenses

Risk factors specific to Forum Energy
The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:
•
Forum Energy’s cash inflows are dependent on the Galoc Field production and the economic life of this field is expected to end in 2021.  Forum Energy’s operations do not generate sufficient cash to fund new exploration work; so in the event Forum Energy issued new capital to fund  these costs, the Company’s interest in Forum Energy will be diluted

•	Forum Energy is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in Forum Energy
•	Forum Energy’s interest in its main asset SC72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute.
•	Further exploration work has to be completed on SC72 and SC40 to confirm the value of the resources within these properties.

•
In March 2017 Forum Energy, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.  The balance outstanding at the end of 2017 was approximately US$5.5 million.  The loan facility has a term of three years and bears interest at LIBOR + 3.5% per annum.  There is no certainty that this loan facility will be renewed, in which case Forum Energy may issue new shares to settle this amount outstanding. Terms of the loan agreement do not include any right for PXP to convert an unpaid amount into new shares of Forum Energy.

For further details regarding Forum Energy, see its 2017 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history

Please note that Forum Energy is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the Forum Energy financial statement package for 2018 is not expected to be available until Q3 of 2018.
Selected Annual Financial Information
Selected Financial Data
	Year Ended 12/31/17	Year Ended 12/31/16	Year Ended 12/31/15
Revenue	$-	$-	$-
Net income (loss)	$1,803,036	$(249,569)	$340,909
Basic and Diluted Income (Loss) per share	$(0.00)/(0.0))	$(0.00)/(0.0))	$(0.00)/(0.0))
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	411,274,913	439,143,765
Working Capital	$399,308	$261,094	$510,407
Long-Term Debt	$-	$-	$-
Shareholders’ Equity/(Deficiency)	$2,064,726	$261,690	$511,259
Total Assets	$2,098,671	$320,326	$572,218
Results of Operations
The accounts show a loss for the quarter ended September 30, 2018 of $(146,172) or $0.00 per share, versus income of $1,856,212, for the same period in 2017.  The difference was because of the $1,965,000 unrealized gain on the reclassification of Forum Energy shares as a result of the loss of significant influence.  Prior to the dilution and resulting loss of significant influence, the Company accounted for its investment in Forum Energy using the equity method; following the dilution and resulting loss of significant influence this investment is now classified as available for sale and is measured at fair value.
General and Administration expense were $146,172 for the quarter ended September 30, 2018 versus $112,708 for the same period in 2017.  Overall expenses were higher than those experienced in the previous year due to an increase in professional fees,  listing and filing fees and travel.  Professional fees were $20,623 for the quarter ended September 30, 2018 versus $2,468 for the same period in the previous year due costs resulting from a shareholder complaint.  It is anticipated that professional fees will continue to be significantly higher for the coming quarters.  Listing and filing fees were $14,670 for the quarter ended September 30, 2018 versus $5,869 for the same period in the previous year.  The increase was due to the fees associated with the application for the removal of the cease trade order aginst the Company in Alberta and British Columbia.  For the quarter ended September 30, 2017, the Company was also able to negotitate a reduction in the audit fee for the previous year and received a credit.  For the quarter ended September 30, 2018 travel expense was $8,025 versus $Nil for the quarter ended September 30, 2017.  The increase was due to the costs associated with travel for the Company’s annual general meeting.  For the quarter ended September 30, 2018 foreign exchange loss was $863 versus a loss  of $4,156 for the quarter ended September 30, 2017.

Balance Sheet
The Company’s current assets were $278,900 at September 30, 2018 versus $433,253 for the year ended December 31, 2017. The difference is mainly a result of the higher cash balance on December 31, 2017. The Company’s assets reflect the investment in  Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share based on the most recent arms’ length financing completed by Forum Energy.
PROPERTY, PLANT AND EQUIPMENT
Computer Equipment	September 30, 2018
Cost
Opening Cost	$15,543
Additions	-
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,125)
Charge for the quarter	(94)
Ending Accumulated Depreciation	(15,219)

Carrying Value	$324

Summary of Quarterly Results
Selected Financial Data
(in ‘000, except EPS)
	3rd Qtr 18	2nd Qtr 18	1st Qtr 18	4th Qtr 17	3rd Qtr 17	2nd Qtr 17	1st Qtr 17	4th Qtr 16
(Loss) Income	(47)	(53)	(43)	(53)	(31)	(37)	1,924	(100)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.01	(0.00)

In the 1st quarter of 2017 the Company recorded an unrealized gain of $1,965,000 on the reclassification of its investment in Forum Energy.

Liquidity

The Company’s working capital position at September 30, 2018 was $256,805 versus $399,308 at December 31, 2017 and shareholders’ equity was $1,922,129 at September 30, 2018 (December 31, 2017: $2,098,671).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. In the past to the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.
Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.
The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the quarter ended September 30, 2018 was $158,192 versus $152,229 for the same period in 2017 mainly as a result of the differences described  above.

Third Quarter

During the third quarter, there were no significant events.  The Company experienced only normal operating costs. The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources
Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its Forum Energy shares and will be reliant on debt or equity issuances for future funding requirements.  The Company is currently under cease trade orders in Canada and has applied for the revocation of the cease trade orders.  Until such time as the cease trade orders are revoked, the Company may experience difficulties obtaining equity financing although in the past equity financings have mostly taken place from investors outside of Canada.
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties
During the nine month period ended September 30, 2018 general and administration expenses included key management personnel compensation totaling $36,000 (2017: $36,000).
Critical Accounting Estimates and Judgments
The notes to the financial statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.
The preparation of financial statements requires management to make certain judgments and estimates.  Changes in these judgments and estimates could have a material impact on our reported financial result and financial position.
The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Deferred tax assets and liabilities

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2018.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will not have an effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard will not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.  The Company does not expect that the adoption of this standard will have a material effect on the Company’s condensed interim consolidated financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analyis.
There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk
The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at September 30, 2018, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at September 30, 218, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $266,956 (December 31, 2017: $425,148) and receivables of $1,407 (December 31, 2017: $960).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of Forum Energy  should it be necessary to raise funds.

At this time, the Company has no new business plans and if it continues to act as a holding company of Forum Energy shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At September 30, 2018 the Company’s accounts payable and accrued liabilities were $22,095, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

d)	Dilution risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in Forum Energy should it either need to sell shares of Forum Energy to raise operating funds, or not participate in any future share issuance financings undertaken by Forum Energy.  Currently there are no plans to sell any of the Company’s Forum Energy shares to fund opertations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

Other Risk Factors

As a holding company with an interest in Forum Energy, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with Forum Energy’s stage of operations and the foreign jurisdiction in which it or Forum Energy may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.
Since the delisting of Forum Energy from the London Stock Exchange, there is no liquidity via a public market  for the Forum Energy shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of Forum Energy and also reliant on information permitted for release through a common director, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of its Forum Energy shares .  Management is looking at all options which may include raising funds to operate and participate in future Forum Energy financings and this may be done by way of debt or equity financings.  Given the current share price of the Company, any financings may be extremely dilutive.
Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations.. Currently the Company has no debt. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at September 30, 2018, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures.
	Sept 30, 2018	Sept 30, 2017
Professional fees	$20,623	$2,468
Bank charges	2,620	2,446
Listing and filing fees	14,670	5,869
Office and miscellaneous	18,277	16,635
Consulting	81,000	81,000
Amortization	94	134
Foreign exchange	863	4,156
Travel	8,025	-
	$146,172	$112,708

	Three Months Ended Sept 30, 2018	Three Months Ended Sept 30, 2017
Professional fees	$3,684	$459
Bank charges	947	784
Listing and filing fees	2,370	608
Office and miscellaneous	5,612	5,158
Consulting	27,000	27,000
Amortization	31	45
Foreign exchange	657	120
Travel	8,025	-
	$48,326	$34,174

Other MD&A Requirements
Disclosure of Outstanding Share Data
As At September 30, 2018
(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at September 30, 2018	Number Issued and Outstanding as at December 31, 2017
Common Shares	NPV	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at September 30, 2018.
There were no options outstanding as at September 30, 2018.  There were no warrants outstanding as at September 30, 2018.
Additional information on the Company is available at www.sedar.com.

Outlook
SC72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments.  Forum Energy has been unable to proceed with the SC72 exploration work programme due to this maritime dispute.  On March 4, 2015 the DOE imposed a Force Majeure on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the Force Majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the Force Majeure.
On November 20, 2018, a Memorandum of Understanding (“MOU”) was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.  Whilst this is a positive development at this time SC72 remains subject to the Force Majeure order.
On December 21, 2018, Forum Energy Limited through Forum (GSEC101) Limited sent a formal request to the DOE to lift the Force Majeure imposed on SC 72.  A contingent revised work program and budget covering 2019 - 2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  The outcome is unknown as at the date of this amended Management Discussion and Analysis.
Forum Energy anticipates lower revenues from the Galoc oil field due to the normal decline in production as Galoc reaches its end of life.  The recent collapse in the price of oil will affect profitability and revenues for the coming months and until oil prices rebound.  At the beginning of the year Forum Energy anticipated Galoc would be profitable for another 2 to 3 years.  The Galoc field may yet go into Phase III development in the near future.  However, this remains a contingent programme.  Until oil prices rebound and the consortium decides to go ahead with the approved work program Phase III will remain on hold.  To date there has been no update on whether it will proceed or not.
As was highlighted in the latest audited financial statements, the Company has limited cash resources and will require additional capital to allow it to continue to trade or invest in new projects. The Company is currently reviewing the available options.
Looking Forward
This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

FORM 52‑109F2R CERTIFICATION OF REFILED INTERIM FILINGS
This certificate is being filed on the same date that FEC Resources Inc. (the “issuer”) has refiled its interim MD&A for the interim period ended September 30, 2018.
I, Paul Wallace, President and Chief Executive Officer of FEC Resources Inc., certify that:
1.	Review: I have reviewed the interim financial report and interim MD&A, as amended (together, the “interim filings”) of the issuer for the interim period ended September 30, 2018.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  January 18, 2019
“Paul Wallace” Paul Wallace President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52‑109F2R CERTIFICATION OF REFILED INTERIM FILINGS
This certificate is being filed on the same date that FEC Resources Inc. (the “issuer”) has refiled its interim MD&A for the interim period ended September 30, 2018.
I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify that:
1.	Review: I have reviewed the interim financial report and interim MD&A, as amended (together, the “interim filings”) of the issuer for the interim period ended September 30, 2018.
2.
No misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  January 18, 2019
“Paul Wallace” Paul Wallace Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52‑109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52‑109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52‑109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52‑109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 9
Form 51-101F5
Notice of Ceasing to Engage in Oil and Gas Activities
Management and the board of directors of FEC Resources Inc. (the "Company") have determined that as of January 18, 2019, the Company is no longer engaged, directly or indirectly, in oil and gas activities.

signed “Paul Wallace”
_______________________________________________________________________________
Paul Wallace, Director, President, CEO and CFO
signed “Lyle Brown”
_______________________________________________________________________________
Lyle Brown, Director
signed “Claro Ramirez”
________________________________________________________________________________
Claro Ramirez, Director

Exhibit 10
FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC Reports Revocation of Cease Trade Orders

Dateline: North Sydney, Australia
Ticker: “FECOF”
Date: January 24, 2019

FEC RESOURCES INC. (OTC PINK: FECOF) (“FEC” or the “Company”) is pleased to announce the revocation of the cease trade orders (the “CTOs”) issued by the Alberta Securities Commission (the “ASC”) on May 5, 2016 and by the British Columbia Securities Commission on May 16, 2016 following the Company’s application for a revocation of the CTOs and the ASC having completed a review of FEC’s continuous disclosure filings.

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.fecresources.com

Exhibit 11
Form 51-105F1
Notice – OTC Issuer Ceases to be an OTC Reporting Issuer
This is the form required under paragraph 4 (1) (d) of Multilateral Instrument 51-105 Issuers Quoted in the U.S. Over-the-Counter Markets for an OTC issuer to give notice that it has ceased to be an OTC reporting issuer under section 3 of the Instrument in a jurisdiction other than Québec.
In Québec, an OTC reporting issuer must apply to the securities regulatory authority to have its status as an OTC reporting issuer revoked in order to cease to be a reporting issuer.
The Issuer
Name of Issuer:	FEC Resources Inc. (the Issuer)
Head office address:	5th Floor, 40 Mount Street
North Sydney, NSW, Australia 2060
Last head office address (if different from above):	46 Royal Ridge Rise NW
Calgary, Alberta
T3G 4V2
Telephone number:	403 290-1676
Fax number:	403 770-8060
E-mail address:	info@fecresources.com
Ticker-symbol date:	October 30, 1989 on the Nasdaq Small Cap, September 23, 1999 moved to the OTCQB

Ceasing to be a Reporting Issuer
The Issuer certifies the following statements to be true:
1.	The Issuer’s business is not directed or administered, and has not been directed or administered for at least one year, in or from the Province of Alberta.
2.	Promotional activities are not carried on, and have not been carried on for at least one year, in or from the Province of Alberta.
3.	More than one year has passed since the ticker-symbol date.

If the preceding statements are true, on filing this Notice, the Issuer is no longer an OTC reporting issuer in the Province of Alberta.
If the preceding statements are true, on filing this Notice, the Issuer has ceased to be a reporting issuer in the Province of Alberta.
Certificate
On behalf of the Issuer, I certify that the statements made in this Notice are true.
Date: February 8, 2019
FEC Resources Inc.
Name of Issuer Paul Wallace President, Chief Executive Officer and Chief Financial Officer [403 290-1676]
Print name, title and telephone number of person signing on behalf of the Issuer

Signature:/s/Paul Wallce

Warning: It is an offence to make a statement in this Notice that is false or misleading in a material respect, or to omit facts that make this Notice

Exhibit 12

FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC Provides Update on Directorships

Dateline: North Sydney, Australia
Ticker: “FECOF”
Date: May 17, 2019

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) reports that it has been advised by Mr. Paul Wallace that he has resigned from the board of directors of Forum Energy Limited effective May 31, 2019.

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace
Director
For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com

Exhibit 13

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: April 26, 2019

To: All Canadian Securities Regulatory Authorities

Subject: FEC RESOURCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 21, 2019
Record Date for Voting (if applicable) :	May 21, 2019
Beneficial Ownership Determination Date :	May 21, 2019
Meeting Date :	June 25, 2019
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	30246X108	CA30246X1087

Sincerely,

Computershare
Agent for FEC RESOURCES INC.

Exhibit 14
FEC RESOURCES INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting of the shareholders of FEC Resources Inc. (the "Corporation") will be held at the offices of Gowling WLG (Canada) LLP, Suite 2300 -550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Tuesday, June 25, 2019, at the hour of 11:00 a.m., (Vancouver time) (the “Meeting”), for the following purposes:
1.
To receive the report of the directors to the shareholders and the consolidated financial statements of the Corporation together with the Auditors’ Report thereon for the financial year ended December 31, 2018;

2.	To appoint the auditors for the ensuing year and to authorize the directors fix the remuneration to be paid to the auditors;

3.	To set the number of directors of the Board at three (3);

4.	To elect the directors for the ensuing year;

5.
To consider and, if thought fit, to pass, with or without variation, a special resolution to approve an amendment to the Articles of the Corporation to change the location of the registered office of the Corporation from the Province of Alberta to the Province of British Columbia; and

6.	To transact such further or other business as may properly be brought before the meeting or any adjournments thereof.

DATED at North Sydney Australia on
May 21, 2019.
By Order of the Board of Directors
Signed (Paul Wallace)
President and Chief Executive Officer

Exhibit 15
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting of the shareholders of FEC Resources Inc. (the "Corporation") will be held at the offices of Gowling WLG (Canada) LLP, Suite 2300 -550 Burrard Street, Vancouver, British Columbia, V6C 2B5, on Tuesday, June 25, 2019, at the hour of 11:00 a.m., (Vancouver time) (the “Meeting”), for the following purposes:
1.
To receive the report of the directors to the shareholders and the consolidated financial statements of the Corporation together with the Auditors’ Report thereon for the financial year ended December 31, 2018;

2.	To appoint the auditors for the ensuing year and to authorize the directors fix the remuneration to be paid to the auditors;

3.	To set the number of directors of the Board at three (3);

4.	To elect the directors for the ensuing year;

5.
To consider and, if thought fit, to pass, with or without variation, a special resolution to approve an amendment to the Articles of the Corporation to change the location of the registered office of the Corporation from the Province of Alberta to the Province of British Columbia; and

6.	To transact such further or other business as may properly be brought before the meeting or any adjournments thereof.

DATED at North Sydney Australia on May 21, 2019.
By Order of the Board of Directors
Signed (Paul Wallace)
President and Chief Executive Officer

FEC RESOURCES INC.

INFORMATION CIRCULAR
(As of May 21, 2019, except as indicated)

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of FEC Resources Inc. (the "Corporation") for use at the Annual General Meeting of the Corporation to be held on Tuesday, June 25, 2019 and at any adjournment thereof (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless the context otherwise requires, references to the Corporation include the Corporation and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation. The cost of solicitation will be borne by the Corporation.

Unless otherwise stated the information herein is given as of May 21, 2019.

There is enclosed herewith a form of proxy for use at the Meeting. Each holder (“Shareholder”) of common shares of the Corporation (“Common Shares”) who is entitled to attend and vote at the Meeting is urged to participate in the Meeting and to vote on matters to be considered in person or by proxy.

APPOINTMENT AND REVOCATION OF PROXIES

An instrument appointing a proxy shall be in writing and shall be executed by the registered Shareholder (“Registered Shareholder”) or his attorney authorized in writing or, if the Registered Shareholder is a company, by an officer or attorney thereof duly authorized.

Those Registered Shareholders desiring to be represented by proxy at the Meeting must deposit their forms of proxy with COMPUTERSHARE INVESTOR SERVICES INC. at its offices at, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment thereof, or with the chairman of such Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the Meeting, or any adjournment thereof. A proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

The persons named in the Instrument of Proxy accompanying this Information Circular are either officers, directors or consultants of the Corporation. A Registered Shareholder submitting an Instrument of Proxy shall have the right to appoint a person to represent the Registered Shareholder at the Meeting other than the person(s) designated in the Instrument of Proxy furnished by the Corporation. To exercise this right, the Shareholder must either insert the name of the desired representative in the blank space provided in the Instrument of Proxy and strike out the other names or submit another proper form of proxy. An Instrument of Proxy will not be valid unless it is deposited at the offices of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting, or any adjournment thereof, or with the chairman of such Meeting on the day of the Meeting or any adjournment thereof, prior to the use thereof at the meeting or adjourned meetings.

A person giving a proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, an Instrument of Proxy may be revoked by instrument in writing executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney duly authorized, and delivered to the registered office of the Corporation at Suite 1500, 222 3 Avenue S.W., Calgary, Alberta T2P 0B4 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which such Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deliveries, the Instrument of Proxy shall be revoked. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only Registered Shareholders may vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely  be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS Inc. (the registration name for CDS Clearing and Depository Services Inc., which company acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each  Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their  own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of Proxy supplied to a Beneficial Shareholder by its broker is identical to the form of Proxy provided by the Corporation to the Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form,  mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Common Shares voted.

This Information Circular and accompanying materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner of Common Shares and the Corporation or its transfer agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“NOBOs”). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents.

Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge) to such NOBOs. The Corporation is sending proxy-related materials directly to NOBOs under NI 54-101.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions (the  “VIF”).

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. If a Beneficial Shareholder wishes to attend the Meeting or have someone else attend on his behalf, then the Beneficial Shareholder may write the applicable name in the space provided in the VIF, which will grant the Beneficial Shareholder or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE VIF THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

The Corporation has not adopted the notice and access procedure described in NI 54-101 and National Instrument 51-102 - Continuous Disclosure Obligations to distribute its proxy related materials to the Registered Shareholders and Beneficial Shareholders. In addition, the Corporation does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, and that in the case of an OBO, the OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

EXERCISE OF DISCRETION BY PROXY

The Common Shares represented by a properly executed proxy in favour of persons proposed by Management as proxyholders in the accompanying form of proxy will:

(a)	be voted or withheld from voting in accordance with the instructions of the person appointing the proxyholder on any ballot that may be taken; and

(b)	where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made in such proxy

ON A POLL SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed Instrument of Proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Information Circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting, other than those matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value (“Preferred Shares”). As at May 21, 2019 (the “Record Date”), the Corporation had 409,143,765 Common Shares issued and outstanding. There are no Preferred Shares issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

On a show of hands, every individual who is present and is entitled to vote as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each Common Share. Shareholders represented by proxy holders are not entitled to vote on a show of hands.

To the best of the knowledge of the directors and senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying 10% or more of the voting rights attached to all shares of the Corporation except as noted below.

Name	No. of Common Shares	Percentage
PXP Energy Corporation (formerly Philex Petroleum Corporation)(1)	225,000,000	54.99%
Asian Coast International(1)	62,740,000	15.33%
(1)	The number of shares held pursuant to the Corporation’s list of registered shareholders.
The By-laws of the Corporation provide that a quorum for any meeting of Shareholders shall be two (2) Shareholders present in person or represented by proxy or duly authorized representative not being less than two (2) in number.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Guiding Principles and Objectives
The Compensation Committee reviews and makes recommendations to the Board of Directors (the “Board”) concerning the terms of the compensation packages provided to the Corporation’s senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that the Corporation may adopt in the future. In 2018, the Compensation Committee was comprised of one member being Paul Wallace. Paul Wallace is not independent by virtue of the fact that he is or has within the last three years been an executive officer of the Corporation. Members of the Compensation Committee for 2019 are to be appointed following the Meeting.

The member of the Compensation Committee has direct experience which is relevant to his responsibilities in executive compensation as he has been previously, or is currently, involved with compensation matters at other companies, both public and private, which he is a director.

The Corporation's executive compensation program consists of an annual base salary or management fee, a longer term component consisting of stock options, and a living allowance, if considered appropriate by the Compensation Committee.

The Corporation’s executive compensation policy is designed to provide competitive compensation to enable  the Corporation to attract and retain high-quality and high-performance executives who will significantly contribute to the Corporation’s ability to meet its strategic business objectives. The Corporation also believes in the importance of encouraging executives to own Common Shares in the Corporation to more fully align management with the interests of Shareholders and focus management’s activities on developing and implementing strategies that create and deliver value for Shareholders.

In determining executive compensation, the Committee considers the availability of cash compensation, options, stock appreciation rights, securities purchase programs, restricted shares, restricted share units and other incentive plans, and places relative emphasis on each depending on the present circumstances of the Corporation, the person being compensated, his or her experience and performance within the Corporation and the industry in which the Corporation operates and the position that person fills in the Corporation. The Compensation Committee, in the past, has tended to place emphasis on the granting of cash compensation and options. In determining executive compensation, the Compensation Committee also considers the relative  merits of both annual and long-term compensation, and considers that either or both annual or long-term compensation can be in the best interest of the Corporation depending on the present circumstances of the Corporation, the person being compensated, his or her experience and performance within the Corporation and the industry in which the Corporation operates and the position that person fills in the Corporation. In determining new option grants, the Compensation Committee may or may not take into account the amount and terms of outstanding options, stock appreciation rights, restricted shares and restricted share units, where applicable. The Compensation Committee’s decision in relation to new option grants will depend on the circumstances of the grant and the present circumstances of the Corporation, as well as the person being compensated, his or her experience and performance within the Corporation and the industry in which the Corporation operates and the position that person fills in the Corporation. The Compensation Committee considers that corporate performance is directly tied to executive compensation when the Corporation grants options as part of executive compensation.

Base Salary

The Compensation Committee sets and approves the base salary to be paid to the Chairman, Chief Executive Officer and Chief Financial Officer and to other senior executive officers.

All base salaries for other employees, if any, of the Corporation are determined by senior management.

Stock Options

The Corporation has a formalized stock option plan for the granting of incentive stock options to the officers, employees, consultants and directors of the Corporation. There are currently no stock options outstanding. Any grants would be made to officers, employees, consultants or directors on the basis of the number of options then held, position, overall individual performance, anticipated contribution to the Corporation's future success and the individual's ability to influence corporate and business performance.

Chief Executive Officer Compensation
The compensation of the Chief Executive Officer ("CEO") would ideally consist of an annual base salary determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and performance within the Corporation and the industry in which the Corporation operates. With respect to the Corporation’s most recent completed financial years, and in light of the Corporation’s financial condition, the CEO was compensated with a modest salary.

Other Matters

The Corporation has not placed a restriction on the purchase by its Named Executive Officer (the “Named Executive Officer” or “NEO”) or other employees of financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in the market value of equity securities held, directly or indirectly by the NEO or employee. The NEO has advised  that he does not hold any Common Shares.

The Compensation Committee has not formally considered the implications of the risks associated with the Corporation’s compensation policies and practices.

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the three (3) most recently completed financial years in respect of each of the individuals who were, as at December 31, 2018, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the “Named Executive Officers") including any individual who would have qualified as a Named Executive Officer, but for the fact that the individual was not serving as such an Officer at the end of the most recently completed financial year.

For the purposes of this Information Circular, a Named Executive Officer of the Corporation means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Corporation;

(b)	a chief financial officer (“CFO”) of the Corporation,

(c)
each of the Corporation’s three most highly compensated executive officers, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51 102F6, for the December 31, 2018 financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer, nor acting in a similar capacity at December 31, 2018.

During financial year ending December 31, 2018, the Corporation had one (1) NEO namely, Paul Wallace, the Chairman, President, CFO and CEO of the Corporation.

Name and principal position	Year(1)	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long-term incentive plans
Paul Wallace(2)	2018	12,000	Nil	Nil	Nil	Nil	Nil	Nil	12,000
Chairman, CEO,	2017	12,000	Nil	Nil	Nil	Nil	Nil	Nil	12,000
President and CFO	2016	12,000	Nil	Nil	Nil	Nil	Nil	Nil	12,000

Notes:
(2)	Financial years ended December 31.
(3)	Mr. Wallace was appointed President and CEO of the Corporation on August 15, 2015 and CFO on June 15, 2015.

Incentive Plan Awards

Outstanding Option-Based Awards

There were no incentive stock options (option-based awards) granted to the NEOs outstanding as at December 31, 2018, including awards granted before the financial year ended on December 31, 2018.

Pension Plan Benefits

The Corporation will not have any form of pension plan and it is not expected that one will be implemented in the foreseeable future.

Termination and Change of Control Benefits

The Corporation does not have any employment contracts. There are no other compensatory plans or arrangements, including payments to be received from the Corporation or its subsidiaries, with respect to a Named Executive Officer that result or will result from the resignation, retirement or any other termination of employment of the officer’s employment with the Corporation or any of its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officer’s responsibilities following a change in control of the Corporation or any subsidiary of the Corporation.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are each not also NEOs, for the Corporation’s most recently completed financial year.

Name	Fees Earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lyle Brown	$24,000	Nil	Nil	Nil	Nil	Nil	$24,000
Claro Ramirez	$12,000	Nil	Nil	Nil	Nil	Nil	$12,000

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Corporation has in place is its stock option plan (the “Plan”). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Corporation and thereby encourage their continuing association with the Corporation. The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued to directors, officers, employees or consultants of the Corporation or a subsidiary of the Corporation. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option. As at the date of this Information Circular, no options are outstanding under the Plan, and an additional 40,914,377 options may be granted (based on the current issued capital of 409,143,765 common shares).

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2018.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	Nil	N/A	Nil
Equity compensation plans not approved by securityholders	Nil	N/A	40,914,376
Total	Nil		40,914,376

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. This information is set out in the attached Schedule “A”.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires issuers to disclose the corporate governance practices that they have adopted. The corporate governance practices adopted by the Corporation are set out in Schedule “B”.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

At any time during the Corporation’s last completed financial year or as of May 21, 2019, no director, executive officer, employee, proposed management nominee for election as a director of the Corporation nor any associate of any such director, executive officer, or proposed management nominee of the Corporation or any former director, executive officer or employee of the Corporation or any of its subsidiaries is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

MANAGEMENT CONTRACTS

The Corporation is not currently a party to any management contracts.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of the auditor and as may be set out herein.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Corporation, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries since January 1, 2018 (being the commencement of the Corporation’s last completed financial year), or has any interest in any material transaction in the current year.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation’s Directors, the only matters to be placed before the Meeting are those set forth in the accompanying Notice of Meeting relating to receiving and considering the financial statements, appointing the auditors, setting the number of directors, and electing the directors.

1.	FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation dated December 31, 2018 and the auditor’s report thereon are incorporated in this Information Circular when mailed to the Shareholders. No formal action will be taken at the Meeting to approve the financial statements.

2.	APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the reappointment of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants as auditors of the Corporation and to authorize the directors to fix their remuneration.

Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, were first appointed auditors of the Corporation on February 15, 2018.

3.	ELECTION OF DIRECTORS

The Board of Directors presently consists of three (3) directors, all of whom are elected annually. It is proposed that the persons below will be nominated at the Meeting. Each director elected will hold office until the next annual general meeting of Shareholders or until his successor is duly elected or appointed pursuant to the By- Laws of the Corporation.

Unless otherwise specified, proxies in the accompanying form will be voted in favour of the three (3) people named below (the “Nominees”) to be elected as directors by Shareholders. However, if a vacancy occurs  among such Nominees because of death or for any other reason, prior to the Meeting, proxies shall not be voted to fill such vacancy.

The following table sets forth, in respect of each Nominee, all positions currently held with the Corporation, present principal occupation or employment, material occupations and positions currently held and the approximate number of Common Shares of the Corporation beneficially owned directly or indirectly as of May 21, 2019. The information contained herein is based upon information furnished by the respective Nominees to the Corporation.

Name, Province or State, and Country of Residence and Position	Principal Occupation, Business or Employment	Previous Service as a Director	Number of Common Shares Beneficially Owned or Controlled, or Directed, Directly or Indirectly
Claro Ramirez(1)(2) British Columbia, Canada Director	Mr. Ramirez is presently the Managing Director of his own consulting company, Ramirez Management Consulting Inc.	Since October 2011	Nil
Paul Wallace(1)(3)(4) United Kingdom Chairman, President, CEO, CFO and Director	Chartered Professional Accountant; Finance Director of Forum Energy Limited(5); Director of Pitkin Petroleum Limited(5), FPW Singapore Holdings Pte Limited and Goodman Fielder Pty.	Since November 2012	Nil
Lyle Brown(1)(2) British Columbia, Canada Director	Chartered Professional Accountant; Partner of Culver & Co., an accounting firm, since 1991.	Since October 2013	Nil
Notes:
(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Compensation Committee.
(4)	Paul Wallace is the nominee of PXP Energy Corporation (formerly Philex Petroleum Corporation) which owns 225,000,000 shares of FEC Resources Inc.
(5)	Mr. Wallace has resigned from these positions effective May 31, 2019.

Corporate Cease Trade Orders or Bankruptcies

Except as indicated below, none of the proposed directors of the Corporation (or any of their personal holding companies):

(a)
is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any corporation, including the Corporation, that:

(i)	was the subject of an order while that person was acting in the capacity as director, executive officer or chief financial officer; or

(ii)
was the subject of an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the Corporation which resulted from an event that occurred while that person was acting in the capacity as director, executive officer or chief financial officer;

(b)
is as at the date of this Information Circular or has been within the 10 years before the date of this Information Circular, a director or executive officer of any corporation (including the Corporation), that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager as trustee appointed to hold the assets of that individual.

On May 5, 2016, the Alberta Securities Commission issued a cease trade order (the “Alberta Order”) against the Corporation for not having filed annual audited financial statements, annual management’s discussion and analysis, and certification of annual filings for the year ended December 31, 2015.

On May 16, 2016, the British Columbia Securities Commission (“BCSC”) issued a cease trade order (the “BC Order” and collectively with the Alberta Order, the “2016 Orders”) against the Corporation for not having filed:

1.
annual audited financial statements for the year ended December 31, 2015, as required under Part 4 of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) and section 5(b) of Multilateral Instrument 51-105 Issuers Quoted in the U.S. Over-the-Counter Markets (“MI 51-105”);

2.	a Form 51-102F1 Management's Discussion and Analysis for the period ended December 31, 2015, as required under Part 5 of NI 51-102 and section 5(b) of MI 51-105; and

3.	a Form 51-102F2 Annual Information Form for the year ended December 31, 2015, as required under section 5(c) of MI 51-105,
(the “Required Records”).

On September 6, 2016, the Required Records were filed. Paul Wallace was the CEO and CFO of the Corporation and Lyle Brown and Claro Ramirez were the directors of the Corporation, at the time of the 2016 Orders were issued. The 2016 Orders were revoked on January 24, 2019.

None of the proposed directors (or any of their personal holding companies) has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.	AMENDMENT TO ARTICLES TO CHANGE OF LOCATION OF REGISTERED OFFICE

The shareholders of the Corporation will be asked at the Meeting to consider and, if thought fit, pass a special resolution approving an amendment to the Corporation’s Articles to change the province in which its registered office is located from Alberta to British Columbia in light of the fact that British Columbia is the Canadian jurisdiction with which the Corporation is connected. The full text of the special resolution approving the change of registered address of the Corporation is as follows:

BE IT RESOLVED, as a special resolution, THAT:

1.	The location of the registered office of the Corporation be and it is hereby changed from the Province of Alberta to the Province of British Columbia;

2.
Any one of the directors or officers of the Corporation be and is hereby authorized and directed to execute and deliver, for and on behalf of the Corporation, all documents and to do all other things necessary or desirable to effect such amendment, including the execution and delivery of articles of amendment in prescribed form; and

3.	Upon articles of amendment having become effective in accordance with the Canada Business Corporations Act, the articles of the Corporation be and they are hereby amended to accord to the foregoing.

5.	OTHER MATTERS

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

6.	ADDITIONAL INFORMATION

Additional information regarding the Corporation and its business activities is available on the SEDAR website located at www.sedar.com “Company Profiles – “FEC Resources Inc.” The Corporation’s financial information is provided in the Corporation’s audited comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Corporation may request copies of the Corporation’s financial statements   and   related   management   discussion   and   analysis   by    contacting   the   Corporation   at     tel: 778-587-6201 or email: info@fecresources.com

The contents of this Information Circular and the sending of it to Shareholders have been approved by the Board of Directors of the Corporation.

Dated: May 21, 2019
Signed: “Paul Wallace”
Paul Wallace
Chairman, President, Chief Executive Officer and Chief Financial Officer

SCHEDULE A
AUDIT COMMITTEE DISCLOSURE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their audit committee, including the text of the audit committee’s charter, the composition of the audit committee and the fees paid to the external auditor. This information is set out below.

Composition of the Audit Committee

As at May 21, 2019, the following are the members of the Corporation’s Audit Committee:

Member	Independent (1)	Financially literate(2)
Lyle Brown Claro Ramirez Paul Wallace	Yes Yes No	Yes Yes Yes
Notes:
(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment. Mr. Wallace is not independent by virtue of being a NEO

(2)
An individual is financial literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

The following is a summary of the audit committee members education and experience which is relevant to the performance of their responsibilities as an audit committee member:

Lyle Brown. Mr. Brown is a Chartered Professional Accountant and Partner of Culver & Co., an accounting firm, since 1991. Mr. Brown is also a director of Northern Lion Gold Corp and New World Resources Corp which are both listed on the TSX Venture and Frankfurt Exchanges. He is also a director of Nano One Materials Corp which trades on the TSX Venture Exchange and OTC market.

Paul Frederick Wallace. Mr. Wallace is a Chartered Professional Accountant and was for a period of eight years a partner of Price Waterhouse until 1995. He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997, from 2003 to 2004 and again in February 2014 until June 2015. He was appointed Group Finance Director of the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was appointed as Chief Executive Officer of Blue Ocean Wireless Limited in May 2009 until June 2011, and as a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc in June 2010 until November 2015. He is also the Finance Director of Forum Energy Limited and a Director of Pitkin Petroleum Limited, FPW Singapore Holdings Pte. Limited and Goodman Fielder Pty. Mr. Wallace resigned from the board of Forum Energy Limited and Pitkin Petroleum Limited effective May 31, 2019.

Claro Ramirez. Mr. Ramirez served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) from July 1999 to December 2014, while concurrently President and CEO of Pilipinas Global Network Limited (PGNL), a PLDT subsidiary. From January 2015 until May 18, 2018, he served as President and CEO of First Coconut

Manufacturing Inc (FCMI), an affiliate of First PacificCompany. Mr. Ramirez is presently the Managing Director of his own company, Ramirez Management Consulting Inc.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52- 110, in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.

External Auditor Service Fees (By Category)

The Audit Committee has reviewed the nature and amount of non-audited services, if any provided by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants to the Corporation to ensure auditor independence. The Corporation has not retained Dale Matheson Carr-Hilton LaBonte  LLP, Chartered Professional Accountants to provide any non-audit related services. Fees incurred with Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants for audit and non-audit services in the fiscal year for audit fees are outlined in the following table:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2018	US$11,990 (5)	-	-	-
2017	US$14,229	-	-	-

In 2017, The Corporation received a credit of $9,255 from BDO Canada LLP with respect to the audit of the Corporation’s financial statements for the year ended December 31, 2016.

Notes:
(1)
"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Corporation's financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)
"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.
(5)
For the audit of the annual financial statements for the year ended December 31, 2018, an amount of $11,990 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP

Exemption
The Corporation is relying upon the exemption in Section 6.1 of the National Instrument 52-110 – Audit Committees, which exempts venture issuers (as defined therein) from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of that instrument.

Audit Committee Charter

The charter of the audit committee (the "Audit Committee") of the Board of Directors of the Corporation is found below:

AUDIT COMMITTEE CHARTER

The Audit Committee Charter sets forth the mandate and responsibilities of the Committee.

1.	Mandate

The audit committee (the "Audit Committee") will assist the board of directors of the Corporation (the "Board") in fulfilling its financial oversight responsibilities. The Audit Committee will review and consider, in consultation with the auditors, the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the Corporation's business, operations and risks.

2.	Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the Shareholders of the Corporation. The Audit Committee will consist of a minimum of three directors.

Expertise of Committee Members

Each member of the Audit Committee must be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. At least one member of the Audit Committee must have accounting or related financial management expertise. The Board shall interpret the qualifications of financial literacy and financial management expertise in its business judgment and shall conclude whether a director meets these qualifications.

3.	Meetings

The Audit Committee shall meet in accordance with a schedule established each year by the Board, and at other times that the Audit Committee may determine. The Audit Committee shall meet at least annually with the Corporation's Chief Financial Officer and external auditors in separate executive sessions.

4.	Roles and Responsibilities

The Audit Committee shall fulfill the following roles and discharge the following responsibilities:

External Audit

The Audit Committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the Audit Committee shall:

(a)
recommend to the Board the external auditor to be nominated by the Shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation;

(b)	review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)
Oversee the work of the external auditor engaged for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	review and recommend to the Board the compensation to be paid to the external auditors; and

(f)
review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

Internal Control

The Audit Committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Corporation. In carrying out this duty, the Audit Committee shall:

(a)	evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Corporation; and

(b)	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

Financial Reporting

The Audit Committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the Audit Committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(a)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(b)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(c)	review management's discussion and analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(a)	review and approve the interim financial statements prior to their release to the public; and

(b)	review management's discussion and analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(a) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Corporation or any subsidiary of the Corporation shall be subject to the prior approval of the Audit Committee.

Delegation of Authority

The Audit Committee may delegate to one or more independent members of the Audit Committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the Audit Committee at its next scheduled meeting.

De-Minimis Non-Audit Services

The Audit Committee may satisfy the requirement for the pre-approval of non-audit services if:

(a)
the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(b)
the services are brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

The Audit Committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(a)	the pre-approval policies and procedures are detailed as to the particular service;

(b)	the Audit Committee is informed of each non-audit service; and

(c)	the procedures do not include delegation of the Audit Committee's responsibilities to management.

Other Responsibilities

The Audit Committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers' expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Charter and receive approval of changes to this Charter from the Board.

Reporting Responsibilities

The Audit Committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.	Resources and Authority of the Audit Committee

The Audit Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	communicate directly with the internal and external auditors.

6.	Guidance – Roles and Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfillment of their roles and responsibilities on the committee:

Internal Controls

(a)
evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b)
focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an information technology systems breakdown; and

(c)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

Financial Reporting

(a)	review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

(b)	ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c)	understand industry best practices and the Corporation's adoption of them.

Annual Financial Statements

(a)
review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Corporation reports or trades its shares;

(b)	pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(c)
focus on judgment areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses, warranty, professional liability, litigation reserves; and other commitments and contingencies;

(d)	consider management's handling of proposed audit adjustments identified by the external auditors;

(e)	ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(a)	be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(b)	meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(c)	to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

(i)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(ii)
changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the Corporation's operations and financing practices;

(iii)	generally accepted accounting principles have been consistently applied;

(iv)	there are any actual or proposed changes in accounting or financial reporting practices;

(v)	there are any significant or unusual events or transactions;

(vi)	the Corporation's financial and operating controls are functioning effectively;

(vii)	the Corporation has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and

(viii)	the interim financial statements contain adequate and appropriate disclosures.

Compliance with Laws and Regulations

(a)	periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c)	review the findings of any examinations by securities regulatory authorities and stock exchanges.

Other Responsibilities

(a)	review, with the Corporation's counsel, any legal matters that could have a significant impact on the Corporation's financial statements.

SCHEDULE B
CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") requires issuers to disclose the corporate governance practices that they have adopted. National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") provides guidance on corporate governance practices. Set forth below is a description of the corporate governance practices of FEC Resources Inc. (the “Corporation”) currently and going forward.

Board of Directors – The Board of the Corporation is currently composed of three (3) directors. The following directors of the Corporation are “independent” for the purposes of NI 58-101: Lyle Brown and Claro Ramirez. The following director is not “independent” for the purposes of NI 58-101: Mr. Paul Wallace as he serves as an executive officer of the Corporation.

Mr. Wallace, a non-independent director, presently serves as the Corporation’s President, Chief Executive Officer, and Chief Financial Officer generally chairs the meetings of the Board and actively seeks out the views of all directors on all board matters. The directors exercise their responsibilities for and are provided with leadership through their position on the Board and ability to meet independently of management whenever it is deemed necessary.
Directorships – The following directors of the Corporation as at May 21, 2019 are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Reporting Issuers	Market Traded On
Lyle Brown	Northern Lion Gold Corp	TSX Venture and Frankfurt Exchanges
	New World Resources Corp	TSX Venture and Frankfurt Exchanges
	Nano One Materials Corp.	TSX Venture Exchange and OTC market

Orientation and Continuing Education – The Corporation does not have a formal orientation for new members of the Board, and this is considered to be appropriate, given the Corporation’s size and current limited operations. However when new directors are appointed, they receive orientation on the Corporation's business, technology and industry, as well as on the responsibilities of directors generally. Board meetings may also include presentations by the Corporation's management employees to give the directors additional insight into the Corporation's business.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Corporation’s records.

Ethical Business Conduct – The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

To date, the Board has not adopted a formal written Code of Business Conduct and Ethics. However, the current limited size of the Corporation’s operations and the small number of officers and employees allow the independent members of the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Corporation grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors – The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole; however, if there is a change in the number of directors required by the Corporation, this policy will be reviewed. The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions. The Board considers the number of directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

Compensation – Duration of time spent by a director or officer in managing or working with the Corporation determines compensation for the directors and the Chief Executive Officer. Decisions relating to compensation are made by the Compensation Committee. The Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. Directors’ compensation is in the form of directors’ fees and stock options. The quantity and quality of the Board compensation is reviewed on an annual basis.

Other Board Committees – In addition to the Audit Committee, the Corporation has a Compensation Committee, and a Corporate Governance Committee.

Audit Committee. The Audit Committee consists of three directors: Lyle Brown, Paul Wallace and Claro Ramirez. New members of the audit committee will be appointed following the Meeting.

Compensation Committee. The Compensation Committee currently consists of Paul Wallace. The Compensation Committee has responsibility for determining the appropriate levels of compensation for management and for determining related compensatory matters such as the granting of incentive stock options. To determine an objective process for compensation, the Compensation Committee reviews the adequacy, form of compensation and compares it to other companies of similar size and stage of development. The Compensation Committee meets at least annually. New members of  the  Compensation Committee will be appointed following the Meeting.

Corporate Governance Committee. The Corporate Governance Committee consists of Claro Ramirez and Lyle Brown. The Corporate Governance Committee’s responsibility is to:

•	Review and recommend to the Board of Directors policies related to the Board of Directors;
•	Assess qualifications for and composition of the Board of Directors;
•	Develop and recommend to the Board of Directors corporate governance principles;
•	Oversee and evaluate corporate governance at the Corporation.
In addition, the Corporate Governance Committee has responsibility for reviewing the governance policies and practices of the Corporation and their conformity to the Guidelines. This Committee also has been given responsibility for assessment of the performance of the Board and its members, nominees for elections as director, assessment of the orientation and education of new Board members, review of directors’ compensation and insurance, and review of the mandate of the Board, its committees and management. The Corporate Governance Committee also will determine if it is appropriate for individual directors to engage outside advisers in any situation. Through the Corporate Governance Committee, the Board will continue to assess its policies and practices and the effectiveness of the management and the Board members in carrying out their respective duties. New members of the Corporate Governance Committee will be appointed following the Meeting.

Assessments – The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. The Board monitors the adequacy of information given to directors, communications between the Board and management, and the strategic direction and processes of the Board and the committees. Based on the Corporation’s size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed directors’ credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director’s nomination.

Exhibit 16

FEC RESOURCES INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on Tuesday, June 25, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 am (Vancouver Time), on Friday, June 21, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of FEC Resources Inc. (the "Corporation") hereby appoint(s): Lyle Brown, or failing him, Claro Ramirez, or failing him, Paul Wallace

OR

Print the name of the person you are appointing if this person is someone other than the Management nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of FEC Resources Inc. to be held at the offices of Gowling WLG (Canada) LLP, Suite 2300 – 550 Burrard Street, Vancouver, British Columbia, V6C 2B5 on Tuesday, June 25, 2019 at 11:00 am (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at three (3).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Paul Wallace	☐	☐	02. Lyle Brown	☐	☐	03. Claro Ramirez	☐	☐

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	For	Withhold
3. **Appointment of Auditors** Appointment of Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Amendment of Articles to Change Registered Office Location** To consider and if thought fit, to pass, with or without variation, a special resolution to approve the amendment of the articles of the Corporation to change the location of the registered office of the Corporation from the Province of Alberta to the Province of British Columbia.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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